Exhibit (a)(1)(X)

TRANSCRIPT OF WEBCAST FOR CERTAIN ELIGIBLE EMPLOYEES

Speakers:

Carole Watkins, Chief Human Resource Officer,

Cardinal Health

Justin Docter, Stock & Option Solutions

CAROLE WATKINS: Hi, everyone. Thanks for listening in. This is Carole Watkins, Chief Human Resource Officer, with some important information about the new Stock Option Exchange Program.

This webcast is meant to supplement the much more detailed information that’s available to you, including information in the offer to exchange document that’s in the tender offer that we filed with the SEC today. The offer to exchange is available on the website that you’ll be using to make your election on whether you want to exchange your eligible options or not. For international employees, there are also supplemental country-specific guides on the exchange offer website that you can reference.

In addition to listening and paying attention during this webcast, I strongly encourage you to also read the documents I just referenced.

So now let’s get started. I’m going to spend the next 20 minutes or so reviewing the following information. I’ll talk just briefly about what led us to the decision to offer this program. I’ll review some of the basics on how it will work, and I’ll also go over the expected adjustments to the outstanding equity award as a result of the CareFusion spin-off. I’ll work through some next steps, including a review of what you’ll need to do in order to participate in the program. We also have with us on the phone today Justin Docter from our vendor, Stock & Option Solutions, to walk us through the special website that we’ll all use in order to determine and make our elections. And it’s important to note that you’ll find all the information that you need about the program on the Stock & Option Solutions website as well, not on the UBS website, but on the Stock & Option Solutions website.

Most of you, again, will use this website in order to make your elections. In addition, this deck of materials that I’m going over on this webcast will also be available to you on the website. We clearly recognize that there are a lot of details here, and we want to make sure that you have all the information necessary to make the right decision, as it is a personal decision for you whether you want to exchange eligible options or not, and, therefore, all of that information will be available in one place on the SOS or Stock & Option Solution website.

So now let’s turn and talk a few minutes about why we’re offering the exchange program. The simple way to think about this and the main reason is that we want stock options to do what we originally intended for them to do, retain and motivate our key employees, especially at this critical time when we’re separating into two separate companies.

Another important reason is that we want to reinforce the alignment and interests of our leadership team with the interests of our shareholders. By tying some of our leadership compensation to stock options, we demonstrate to our investors that leaders have some skin in the game. We are all focused on the same performance objectives and share collectively the accountability for the company’s performance.

Stock option exchanges are not new. They are certainly not a new idea, but they have become much more common and accepted in the marketplace as we’ve suffered the decline over the last several months. Many companies, including Starbucks, Motorola, Intel, Domino’s Pizza, have offered exchange programs to help restore the original content of their option plans, too.

The last two reasons we list on the slide here are important aspects of the program for our shareholders. The exchange ratios for the program are calculated on an accounting basis that is designed to avoid additional compensation expense for the grant of new options. Another important benefit of the exchange program is that it will significantly reduce the number of stock options outstanding, and, as a result of the exchange program, both Cardinal Health and CareFusion will have less options outstanding after the spin-off equity conversion, another important factor for shareholders and one I’ll talk more about in a minute.

So now let’s take a closer look at some of the program highlights.

I’ll walk through a lot more detail on some of these in upcoming slides, but basically what we’re doing is for a limited time we’re offering stock option participants holding certain outstanding options the opportunity to exchange them for new options granted at an exercise price that is equal to the closing market price of Cardinal stock on the date that the replacement grants are made, which we anticipate to be July 20.

The exchange is not a one-for-one exchange. The number of new options you would receive in the exchange for the existing options will be considerably fewer in number but at a strike price much more in line with current market price.

The program applies only to options that meet certain criteria and does not apply at all to restricted shares or restricted share units.

The program is completely voluntary. You make a choice to exchange all, some, or none of your eligible grants, but you cannot exchange only a portion of any one grant.

You have the opportunity to make this choice from June 19 through July 17 and, again, will be using an online exchange system via the Internet that we’ll provide to you and to all participants.

New options are expected to be granted on the first business day after the exchange period closes or, as I mentioned before, on July 20, and they will be granted at the closing price on that day. The new options will also have a new vesting period equal to the longer of one year or the original vest date and, again, whichever of those is longer. That means that all regular vesting rules apply. You must be an active employee on the vesting date in order to be able to exercise the option.

One of the conditions of the program is that it must be approved by our shareholders at a special shareholder meeting on June 23.

So now let’s talk about who is eligible to participate. The program is open to stock option holders who are active employees of Cardinal Health as of the exchange period opening day, June 19, and through the end of the program on July 17. This means if you are not an active employee on July 17, any elections you may have made during the offering period will be cancelled and you will keep your existing options. You must also be employed on the grant date of the new options to be eligible to receive them. Again, that’s July 20.

Current and former board members, former employees, retirees, and executive officers named in our fiscal year 2008 annual proxy statement are also not eligible to participate. New options granted under this program will have a new vesting date equal to the longer of one year from the new grant date, again, July 20, or the original vesting date, whichever is longer.

That means that a fully vested option grant that is exchanged for a new option grant will vest on July 20. So you’ll notice in a minute that, for instance, a grant that was made to you in 2003, today that’s fully vested. If you made the decision to exchange, the new grant will have that one-year vesting period and will not vest until July 20 of 2010.

For options with current vesting periods that extend beyond July 20 of 2010, a portion of the new grant will vest on July 20, 2010, and a portion of the new option grant will vest according to the original vesting schedule. Be sure to read the offer to exchange document for additional details on this. Expiration dates for the new options will be the longer of three years from July 20 or the replacement grant date or the expiration date of the original grant, again, whichever is longer.

So now let’s talk a little bit about the exchange ratio itself. Each eligible grant has unique terms, like strike price and exercise period, and will therefore have a different exchange ratio, not the same ratio for all grants. We’ll take a look at what those ratios are in a minute, but I want to first address the 15 percent effective discount that we mentioned in the original proxy document.

The discount is an important part of the program designed in order to not incur additional accounting charges and to solicit shareholder approval. Any — or a decline, not any, but any measurable decline in the stock price during the period between when the exchange ratios are set and when the program concludes could lead to an accounting charge because the exchange ratios were set at the beginning of the offer period and the accounting analysis will not be conducted and finalized until the end of the offer period.

This discount of the fair value reduces the risk of an accounting charge being recognized due to the program. This was an important factor for shareholders to know and for them to know that we did not intend to cause incremental compensation expense to be recorded with this option exchange.

Now let’s walk through the exchange formula and how we applied that discount. Here we have an example. Let’s say you have 1,000 eligible options and the fair value of one new option is about $6.05 and the fair value of one eligible option is about 41 cents. I’m sure many of you are wondering what we mean by fair value. It’s a very detailed calculation. Many people think of Black-Scholes. We actually use the lattice model, which is very similar to Black-Scholes. All of this is detailed in the offer to exchange document that’s posted on the website. And if you’re curious about that, I strongly encourage you to read this document. Suffice it to say that the primary factors that drive the difference in the exchange ratios are the strike price and the remaining exercise period of the grant.

So continuing with the example, we take the fair value of the new option, or $6.05, and divide it by the fair value of the eligible option, which is 41 cents, to get a value-for-value exchange ratio, and in this example that’s 14.87 to 1. We then multiply that 14.87 by 1.15, effectively creating a discount on the new option value received in order, again, to reduce the risk of an accounting charge. That results, then, in a final exchange ratio of 17.1 to 1.

As I mentioned, this discount is an important aspect of the program in order to gain shareholder support. And for the employee in this example, the impact of applying that 15 percent adjustment or discount to the exchange ratio is not that significant. If we had used the originally calculated value-for-value exchange of 14.87 to 1, the employee would have received 67 new options, but after applying the 15 percent adjustment to the exchange ratio, the employee receives 58 new options, a difference of just 9 options.

So now let’s look at which grants are eligible. As you may have read in the materials, only certain grants are eligible to be included in the exchange program. This is a list of just the annual grants, showing the exchange ratios. If you had been granted any off-cycle grants that are eligible for the program — generally these are new hire grants — they will have their own exchange ratios that are listed, again, in the offer to exchange.

A couple of notes about this list. You’ll see that no grants made within the 12 months prior to June 19, 2009, the opening day of the exchange, are eligible for exchange, which means the August 15, 2008 annual grant is not eligible for exchange.

In addition, only grants that have an exercise price above $56.45, which is our 52-week high as of June 19, are eligible for exchange. So that means, for example, the August 23, 2004 grants that have a strike price of $44.15, which is below our 52-week high, are not eligible to be exchanged in this program.

Both vested and unvested options that meet the above criteria are eligible to be exchanged, but only the outstanding portion of those eligible grants that have not been exercised may be exchanged. This is not retroactive to any portions of grants that you have already exercised.

So now let me talk about what happens with the spin-off. We’re still on track to complete the spin-off of CareFusion this summer. I’m sure many of you are wondering how this might affect your decision and your outstanding equity and your decision to take advantage of this exchange.

So I’m going to review a couple of scenarios. Again, these are very detailed, and these pages will be available to you on the website so that you can spend some time studying them.

The conversion scenarios that we’ll look at — or, I’m sorry, all conversion scenarios do not apply to vested restricted stock shares for your — or for your 401(k) account or your ESPP shares that you own. These shares receive the distribution of CareFusion’s stock in the same ratio as our public shareholders. The timing and distribution ratio will be announced publicly after the approval by our board of directors.

As we discussed on the stock option webcast that was held previously, grants made — option grants made prior to September 26, 2007 will be split into equity in both companies. Grants made after September 26, 2007 will become grants in the company that employs you on the date of the spin-off. It is important to note that your election to exchange eligible options will not change the way these options are converted. So, in other words, the conversion approach for eligible options and new options will be based on the original grant date of the eligible option, not the grant date of the new option.

So let’s walk through an example of what happens to a grant that you decide not to exchange, and then we’ll walk through a grant that you decide to exchange so you can see the difference in the number of shares and how they are converted. It’s important to note that the examples that we’re going to walk through are hypothetical and for information purposes only. We do not currently know all of the information and input necessary to perform the conversion calculation because they’ll depend on future trading prices of both Cardinal and CareFusion stock at the time of the spin-off and the distribution ratio that will be approved by the board.

So now let’s take a look at the first example. This slide shows the impact of the equity conversion on an option grant made prior to September 26, 2007 that has an exercise price of $61.38. For the purposes of modeling this conversion, we’ve assumed a pre-spin stock price of $30.84 for Cardinal Health and post-spin stock prices of $22.50 for Cardinal Health and $8.45 for CareFusion. Again, these are hypothetical stock prices. We cannot predict the stock price of Cardinal Health or CareFusion before or after the spin-off.

For the calculation we will use the Cardinal Health closing price on the effective day of the spin-off and the opening price of the two companies on the first trading day after the spin-off is effective. I’m not going to address all the details of the calculations as you see them on this page. They are set forth on the slide, and they are also — it’s important to note that they are governed by U.S. tax laws.

So as you see here, we first calculated the exercise price of the new options of each company based upon maintaining the ratio of the pre-spin stock with the exercise price. Then we determine the number of shares in the new option by allocating the pre-spin intrinsic value between the options in each company based upon the percentage of the combined post-spin share prices of each company. The employee will have a similar number of options in each company but not necessarily exactly the same, due to the rounding that’s involved in these calculations.

Now let’s look at the same scenario, but this time let’s look at it for an option that you do exchange. This slide shows the impact of the equity conversion on a stock option grant that was originally made prior to Novem — or to September 26, 2007 but was exchanged for a new option via the Stock Option Exchange Program. The conversion approach is exactly the same as the last example I went through, but you’ll notice that the number of options is much lower and the exercise price is also much lower than in the previous slide.

The formulas for the conversion, again, are exactly the same, but the number of outstanding options and the lower exercise price results in fewer options at a lower exercise price in both companies after the spin.

Now let’s walk through an example of a stock option grant that was originally granted after September 26, 2007 and was exchanged for a new option via the option exchange program. The employee in this example will be employed by Cardinal Health immediately following the spin-off and the equity will be converted entirely to Cardinal Health stock options.

The conversion approach to calculate the exercise price of the new options is the same as shown on previous slides. Again, the aggregate intrinsic value must be approximately maintained throughout the conversion. So we take the pre-spin aggregate intrinsic value of $201 and divide it by the post-spin exercise price of the stock option to calculate the number of shares.

While we used an example of somebody that is employed by Cardinal Health, the same will hold true for a CareFusion employee, however, we’ll obviously use the CareFusion stock price data.

While, as I mentioned before, restricted stock is not affected by the stock option exchange, we thought that we’d take a minute to talk about conversion and what it will mean upon spin. This slide shows the impact of the equity conversion on a restricted stock grant that was originally made prior to September 26, 2007. The pre-spin number of restricted stock is multiplied by the distribution ratio approved by board of directors to calculate the number of CareFusion restricted stock received. In this example we assumed a distribution of one to one for CareFusion. The number of Cardinal restricted stock will not be impacted by this. Again, this applies whether you are employed at CareFusion or at Cardinal Health at the time of the spin.

Now let’s look at the impact of a post September 26, 2007 restricted grant. The pre-spin number of restricted shares here is multiplied by the pre-spin closing price of Cardinal Health to calculate the pre-spin fair market value. In this example the employee will work for CareFusion immediately following the spin-off. The pre-spin fair market value is divided by the post-spin opening share price of CareFusion to calculate the number of CareFusion restricted shares to be received as a result of the spin-off.

Again, the principle here is to maintain similar fair market value pre-spin and post-spin. In this example, again, we used a CareFusion employee, but the same would hold true for a Cardinal employee except, obviously, we would use the Cardinal Health stock price.

Again, I know that these are a lot of details to go through. We tried on the slides to walk with you through the calculation, and, again, these slides will be available to you on the website.

So before I invite our SOS partner to review the website we’ve set up for the program, let me review just a few key dates. The exchange period runs through July 17. So if you decide you want to exchange any of your eligible grants, we must hear from you primarily via this website before midnight Eastern Time on the 17th.

I’ve already mentioned the shareholder meeting is on June 23, when the vote on the exchange will be finalized. Assuming it’s approved, we’ll move forward, and new grants for the exchange options are expected to be issued on July 20, using the closing price of Cardinal’s stock on that day as the exercise price. And, remember, all the new options will have a new vesting date, either one year from the new grant date of July 20, which would be July 20, 2010, or the original vesting date, whichever is longer.

A few notes on where to go for more information. You’ll see in a minute on the website that was packaged, again, all these existing documents that you or your financial advisor can reference about the program. Even though these are long documents, I think you’ll find them to be very comprehensive and thorough and have all the information that you need in order to make your decision. I strongly encourage you to read these documents.

Additionally, we’ll have two different open Q & A sessions where we’ll have a panel of our experts ready to address any questions that you might have about the program once you’ve had a chance to review all these materials and visit the website. Those calls will be on June 23 and on July 8. Watch your e-mail for more detail on these calls. We’ll also have special numbers set up and customer service lines with our SOS partners so that you can get technical questions answered from them, and those numbers are listed here on this slide.

So now let me introduce our partner from SOS, Justin Docter, who will review the website for you.

JUSTIN DOCTER: Thank you, Carole. I’m going to walk through the employee experience on the Option Exchange Program website. If you are viewing this presentation, then you obviously got the announcement e-mail and found your way to this website.

The first screen that you are looking at here is the login screen. I’m going to go ahead and enter my login ID and password logic that was supplied to me in the announcement e-mail. So my login ID is 343685, and I’ll go ahead and enter my password.

This takes me to the home page of the website. First, make sure to read the welcome text at the top of the screen. It gives some high-level instructions about how to navigate through the website. You will notice that there are three main boxes, “Learn,” “Make My Election,” and “Need Help.” The “Learn” box contains links to all of the terms and conditions of the exchange as well as exchange FAQs and links to this recorded presentation and the associated materials.

Please make sure to review all of the material before you make a decision regarding your eligible options. All of the documents are in PDF format, so if you do not have Adobe Acrobat installed on your computer, you can simply click on the Adobe Systems link, and it will direct you to the Adobe website, where you can download and install that program for free.

I also want to point out the link in the “Learn” box for the information for eligible employees outside of the U.S. If you are an employee not residing in the U.S., you should definitely click on this link. As you can see, you can select your country from the list on the left hand and view detailed exchange information for your country, for your specific country. And please make sure to read all of the disclaimers here and legal information as well.

Now we will navigate back to the home page by clicking the home link at the top of the page, and next we will review the “Make My Election” section. You can see that it will tell you in this box how many days are remaining to make your election. So I will click on “Make/Change My Election.”

You can see at the top of the screen that there are four steps we need to go through before our election is complete. This is Step 1 of 4. Make sure to read the text on the left of the screen here, and there’s also links back to the terms and conditions to make sure that you have reviewed all of the material before making your election.

Scrolling down, you can see the table that lists all of the details of your eligible options. This user has seven eligible grants for the exchange, and you can see on the right-hand side that each grant defaults to “No” so make sure to select “Yes” or “No” for each one of your grants.

Before we make our elections, I want to point out the button for the breakeven calculator here on the left. Please make sure to read through all of the disclaimers and legal information that appear in this window. This will allow you to determine the breakeven price as well as value of the exchange at a hypothetical future price. You can see that there is a drop-down to select each of your eligible option grants and do the calculations for each.

So, first, we will select a grant ID, and you can see that it automatically populates the corresponding exercise price and number of shares. The next step is to enter the hypothetical price of the new option. This will be your estimate of the CAH closing price — closing market price on the grant date of the new option at the conclusion of the exchange. So we are going to estimate $30 for this. Then you can click on the “Calculate” button.

You can see that it populates your corresponding exchange ratio, new option shares, and breakeven price. There’s also a feature, if you scroll down, to calculate the value of the exchange at a hypothetical future price. So for Step 3, I want to enter $40 and press the “Calculate” button.

You can see that the original grant before the exchange will have a value of $53.81, and the value of the new option shares, based off the $30 closing price and $40 future price, is $66.77. I will also go ahead and enter $80 as a hypothetical price and click “Calculate” again. You can see for this option that it gives you for the original grant a value of $14,598.93, and for the new option grant, it would be $2,000.50. You can also click the “Reset” button here to reset all the values and select a new grant ID from the drop-down menu.

Since we are done with the calculator, I will go ahead and exit out of this window.

Now that we have viewed all of the terms and conditions and used the breakeven calculator, we are ready to make our election for each of our grants. So for this I’m going to select “Yes” for the first three and “No” for the last four.

Once I have done that, I’m going to click on “Review My Election.” Now you can see that we’re at Step 2 of 4. This is reviewing our elections to make sure that these are the elections we want to make. They are, so I will go ahead and scroll down and click the “Continue” button.

Step 3 of 4 is to agree or disagree to the terms of the election. You will notice that there is a “Print” button below this box to bring up a printer-friendly version of this text so you can review at your leisure. You also have the option to agree or disagree to the terms of the exchange. If you disagree, it will just take you back to the home page, and you will not make the elections that you had selected previously.

So I’m going to go ahead and click the “I agree” button. You can see — before I do that, you can also see that it confirms your e-mail address and employee ID, and this is important because once we select “I Agree,” it will go ahead and send you the confirmation e-mail to that e-mail address that was just displayed. So we agree, we click “I Agree,” and a confirmation e-mail would have just been sent to us.

And now we are in Step 4 of 4. This is “Print Election Confirmation.” So this is just allowing you to print the election confirmation for your records, and you can click on the “Print a Confirmation” button, and it will actually bring up a printer-friendly version as well.

The one other thing that I wanted to mention here is that you do not have to go into the UBS website in order to accept your options here. You only have to do that through this website.

Now that we are done making our election, we’re going to go ahead and return to the welcome page. You can see that it prompts you to make sure that you have printed your confirmation page. We have, so I will select “Yes.” The other thing that I will mention is there will be a final confirmation e-mail that will be sent out to detail your elections after the offer expires.

Okay. So back on the home screen, the last box that we will review is “Need Help.” This gives you the phone number and e-mail address for the Stock Plan Services Group in case you have any questions about the website or the exchange. It also gives you the option to change your password, as I will show you now.

In order to do this, you will need your login ID, old password, and new password, and then click “Update.” So we don’t want to change our password now, so we are just going to go back to the home screen. And you can also see at the top of the screen that it will tell you when the offer expires, as Carole mentioned, which is July 17, 2009 at 11:59 p.m. Eastern Time.

So this concludes the demonstration of the website, and I will turn it back over to Carole now.

CAROLE WATKINS: Thank you, Justin.

As you can see, the website is pretty intuitive and easy to maneuver your way around and, again, lots of information posted there where you can access it.

So a quick review of the next steps. Again, our shareholder vote is on June 23, and we’ll be scheduling these Q & A sessions, open Q & A for you to call in if you have questions, on June 23 and on July 8. Those are not required sessions. Those are just if you have questions and you want to call in and ask, we’ll have a panel of experts there to answer them for you.

Again, the program ends on Friday, July 17, at 11:59 Eastern Time. So now that you have this information, feel free to visit the website we just showed you, make your selections, and thanks again for listening.